October 24, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	AtheroNova Inc.
Registration Statement on Form S-1
File No. 333-194645

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp, and Merriman Capital Inc. as underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on October 27, 2014, or as soon thereafter as practicable. This letter and request for acceleration of effectiveness of the Registration Statement supersedes our acceleration request filed with the Commission on October 21, 2014 that had previously requested acceleration for October 23, 2014.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

AEGIS CAPITAL CORP

By:	/s/ David Bocchi
Name:	David Bocchi
Title:	Head of Investment Banking

MERRIMAN CAPITAL INC.

By:	/s/ Jon Merriman
Name:	Jon Merriman
Title:	CEO